VIA EDGAR	July 7, 2009
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Unifi, Inc. Form 10-K for Fiscal Year Ended June 29, 2008 Filed September 12, 2008 File No. 1-10542
Dear Mr. Owings:
Reference is made to the Staff of the Division of Corporate Finance’s letter to Mr. William L. Jasper, President and Chief Executive Officer of Unifi, Inc. (the “Company”), dated June 23, 2009 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended June 29, 2008 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008.
For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter and underlined any new disclosures from the Form 10-K. Additionally we call your attention to the disclosures we proposed in our prior response letter, dated May 4, 2009 (the “Prior Response Letter”). Where applicable those disclosures have been updated in this letter.
FORM 10-K FOR FISCAL YEAR ENDED JUNE 29, 2008
Note 9. Severance and Restructuring Charges, page 85
1.
We have reviewed your response to comment eight in our letter dated April 3, 2009. As discussed in SFAS 146, costs to terminate a contract before the end of its term should be recognized and measured at their fair value when the entity terminates the contract in accordance with its term. Costs that will continue to be incurred under a noncancellable contract should be recognized and measured at the fair value when the entity ceases using the right conveyed by the contract. Please tell us the quarterly period in which you recognized and measured the unfavorable contract restructuring charges and clarify how your accounting treatment complies with this guidance.

Response:
Unfavorable contract related to Dillon sales and services agreement
The Company announced on April 26, 2007 its plan to close its polyester facility located in Dillon, South Carolina. As a result of this announcement, the Company evaluated all contract obligations associated with the facility and identified a portion of one noncancellable contract obligation that the Company would not receive any future economic benefit for the remaining contract cost, once the facility closed. The facility’s scheduled closure date was July 2, 2007. As a result the Company recorded a $2.9 million restructuring reserve as an assumed liability in accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”), and appropriately disclosed such in our Annual Report on Form 10-K for the fiscal year ended June 24, 2007, in Footnote 14. However, we also note that the disclosure in the Form 10-K for the fiscal year ended June 29, 2008 did not appropriately reflect the accounting related to this transaction. We propose to clarify such disclosure in the Form 10-K for the fiscal year ended June 28, 2009 as illustrated below under the caption “Restructuring”.
Unfavorable contract related to Kinston facility
The Company announced on August 2, 2007 that it was closing its Kinston, North Carolina polyester facility. As a result of this announcement, the Company evaluated all existing cancellable contracts to determine if any accruals for “contract termination costs” were required as of September 23, 2007. Based on this evaluation, the Company recorded a $1.5 million restructuring charge in the first quarter of fiscal year 2008 related to a supply agreement and certain other miscellaneous lease obligations. The Company ceased manufacturing operations at the facility on October 4, 2007.
At the time of the closure, a tenant continued to operate a business at the Kinston site. The tenant operated under a space lease agreement and a noncancellable site services agreement between the tenant and the Company. The space lease agreement was for a nominal amount per annum and the Company benefited prior to October 4, 2007 (cease-use date) by sharing the costs required to operate the site under the site services agreement. The site services agreement obligated the Company to provide certain utilities and other manufacturing related services to the tenant. The cost to provide the services was allocated to both businesses based on various cost drivers, which were negotiated on a calendar year basis. As of the end of calendar 2007, the Company and the tenant had not reached agreement for the tenant’s 2008 reimbursement obligations. The estimated cost to continue to provide these services to the tenant after closure, in excess of the income received for rent and services, would represent no future economic benefit to the Company.
The Company determined that an accrual to record the estimated costs of providing these site services (net of payments expected to be received from the tenant) should be recorded at the cease-use date (October 4, 2007) of the underlying assets. Accordingly, during the second quarter of fiscal year 2008, which ended December 23, 2007, the Company recorded a $4.6 million restructuring charge related to the estimated excess costs of providing site services, including utilities and operational support, which the Company was obligated to provide to the tenant from the cease-use date through June 2008. This estimate was based on historical actual costs less historical tenant reimbursements, per the agreement.

During the third quarter of fiscal year 2008, the Company successfully renegotiated higher future service reimbursements with the tenant and as a result reduced the estimate for excess net cost to provide the services through June 2008 by a net $2.2 million. Upon completion of its contractual obligation related to the site services agreement, the Company evaluated the actual costs to provide the services to the tenant and in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), paragraph 6, recorded an additional adjustment to reduce the reserve by $0.5 million in the fourth quarter of fiscal year 2008.
Restructuring charges related to the Kinston closure for all periods discussed above were included in the restructuring line item in the Consolidated Statements of Operations.
The Company proposes the following disclosure to clarify its accounting in its Annual Report on Form 10-K for the fiscal year ended June 28, 2009 as follows:
     “Restructuring
     In the fourth quarter of fiscal year 2007, the Company announced its decision to close its recently acquired Dillon polyester facility. The closure of the Dillon facility triggered an evaluation of the Company’s obligations arising from a noncancellable sales and services agreement that was entered into in connection with the acquisition of Dillon. The Company determined from this evaluation that the fair value of the services to be received under this agreement were significantly lower than the obligation to Dillon. As a result, the Company determined that a portion of the obligation should be considered an “unfavorable contract” as defined by Statement of Financial Accounting Standards No.146, “Accounting for Costs Associated with Exit or Disposal Activities”, (“ SFAS 146”). As a result, the Company recorded a $2.9 million reserve related to a portion of the sales and service contract that it ceased using and benefiting from related to the Dillon closure. The reserve was recorded as an assumed liability in purchase accounting in accordance with Statement of Financial Accounting Standards No.141, “Business Combinations”, (“SFAS 141”). This $2.9 million reserve adjustment is included along with other restructuring reserve adjustments in the Adjustments column of the table presented below for the fiscal year ended June 24, 2007.
     In fiscal year 2008, the Company recorded $3.4 million for restructuring charges related to contract termination costs and other noncancellable contracts for continued services after the closing of the Kinston facility. See the Severance discussion above for further details related to Kinston. These charges were recorded in the restructuring line item in the Consolidated Statements of Operations during fiscal year 2008.
     The Company recorded restructuring charges in lease related costs associated with the closure of its polyester facility in Altamahaw, North Carolina during fiscal year 2004. In the second quarter of fiscal year 2008, the Company negotiated the remaining obligation on the lease and recorded a $0.3 million net favorable adjustment related to the cancellation of the lease obligation. This recovery was recorded in the restructuring line item in the Consolidated Statements of Operations for fiscal year 2008.

     The table below summarizes changes to the accrued severance and accrued restructuring accounts for the fiscal years ended June 29, 2008 and June 24, 2007 (amounts in thousands):

	Balance at	Additional		Amount	Balance at
	June 24, 2007	Charges	Adjustments	Used	June 29, 2008

Accrued severance	$877	$6,533	$207	$(3,949)	$3,668	(1)
Accrued restructuring	5,685	3,125	(176)	(7,220)	1,414

	Balance at	Additional		Amount	Balance at
	June 25, 2006	Charges	Adjustments	Used	June 24, 2007

Accrued severance	$576	$905	$—	$(604)	$877
Accrued restructuring	3,550	—	3,133	(998)	5,685
(1)	As of June 29, 2008, the Company classified $1.7 million of the executive severance as long term.”
2.
We have reviewed your response to comment nine in our letter dated April 3, 2009. Please clarify how you determined that the liquidator’s statement, which indicated that there were no secured claims and the net value of the remaining net assets was nil, legally released you from being the primary obligor under the liabilities as discussed in paragraph 16b. of SFAS 140. Considering the liquidator’s statement was received subsequent to your fiscal 2008 year-end date, please also tell us how you determined the debt extinguishment represented a Type I subsequent event necessitating fiscal 2008 recognition. In this regard, we believe early recognition of a gain or loss on extinguishment would be impermissible before the actual debt extinguishment and an extinguishment occurring subsequent to the end of the fiscal year but prior to the issuance of the financial statements should be accounted for as a Type II subsequent event.

Response:
In response to the Staff’s comment, the Company has determined that the provisions of SFAS 140 would not apply to the transaction described in our Form 10-K for the fiscal year ended June 29, 2008. The Company believes that this transaction represented the recovery of previously established reserves in accordance with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies” (“SFAS 5”). We acknowledge that the use of the term “forgiveness of indebtedness” was not the most appropriate description of the transaction and as a result, propose that we clarify the disclosure of this transaction in our Form 10-K for the fiscal year ended June 28, 2009.
In order to more fully respond to the Staff’s comment, please find the following updated historical information related to the $3.2 million income from discontinued operations for fiscal year 2008.
On May 11, 2005, Unifi Dyed Yarns Limited (“UDYL”) was placed into liquidation under the United Kingdom’s Insolvency Act of 1986 and we began accounting for UDYL as a discontinued operation under Statement of Financial Accounting Standards No.144, “Accounting

for the Impairment or Disposal of Long-Lived Assets”, (“SFAS 144”). At that time of liquidation, the U.S. GAAP assets of UDYL consisted of cash, customer receivables, and office furniture and equipment, while the liabilities consisted of a £0.9 million reserve related to an employee benefit plan, £0.8 million reserve related to taxes and an intercompany payable to Unifi Textured Yarns Europe (“UTYE”) of £4.8 million. UTYE was also a 100% owned subsidiary of the Company and it provided the majority of UDYL’s raw materials. The intercompany balances between UTYE and UDYL were eliminated as a part of the consolidation process of the Company.
Since UTYE was the primary raw material supplier to UDYL, the two companies had historically entered into significant intercompany transactions with each other. The Company considered claims from the liquidators related to preferential transfers between UDYL and UTYE to be probable. As a result, in accordance with the provisions of SFAS 5, the Company left the previously recorded contingency reserves unadjusted.
Going forward, the estimates were reviewed periodically and adjusted quarterly to reflect changes in currency exchange rates. As a part of the preparation of our financial statements for the fiscal year ended June 29, 2008, the Company again reviewed the estimates related to the respective reserves. As a part of this process the Company reviewed a liquidator’s statement dated May 15, 2008 indicating that there were no secured claims and the net value of the remaining assets was nil. Based on the assertion by the liquidators that there were no other assets or claims to assets outstanding, the Company then concluded that the potential for third parties to make a claim, through the liquidator, related to preferential transfers with UTYE was remote.
In accordance with the Public Company Accounting Oversight Board Interim Auditing Standards AU Section 560 (“AU 560”), Subsequent Events, paragraph .07, we believe the July 2008 receipt of the liquidator’s statement was a subsequent event affecting the settlement of estimated liabilities, and “ordinarily will require adjustment of the financial statements because such events typically represent the culmination of conditions that existed over a relatively long period of time.” In addition and more broadly paragraph .03 of AU 560 states, “The first type [of subsequent event] consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.” We believe the liquidator’s statement was “the first type” as indicated in paragraph .03, and that adjustment in our financial statements for the fiscal year ended June 29, 2008 was therefore appropriate. Accordingly, the Company eliminated the $3.2 million reserve to discontinued operations in the Company’s Consolidated Financial Statements for the year ended June 29, 2008.
As previously noted, in disclosing the accounting treatment for the elimination of these reserves, the Company described these reductions as forgiveness of indebtedness both in its “Footnote 10. Discontinued Operations” included in the Form 10-K for the fiscal year ending June 29, 2008 and in the Prior Response Letter, instead of disclosing it as a recovery of previously established reserves. In response to the Staff’s comments we propose that we will revise our disclosure in future filings to read as follows:
     “On July 28, 2004, the Company announced its decision to close its European manufacturing operations including the polyester manufacturing facilities in Ireland. During the first quarter of fiscal year 2006, the Company received the final proceeds from the sale of capital assets with only worker’s compensation claims and other regulatory commitments to be completed. In accordance with SFAS No. 144, the Company included the operating results from this facility as discontinued operations for fiscal years 2006, 2007, and 2008. In addition, during fiscal year 2007, the Company recorded a $1.1 million previously unrecognized foreign income tax benefit with respect to the sale of certain capital assets. In accordance with Statements of Financial Accounting Standards No. 5, “Accounting for Contingencies”, management determined that it was no longer probable that additional taxes accrued on the sale had been incurred.
On July 28, 2005, the Company announced that it would discontinue the operations of the Company’s external sourcing business, Unimatrix Americas. As of March 26, 2006, management’s plan to exit the business was successfully completed resulting in the reclassification of the segment’s losses as discontinued operations for fiscal year 2006.
The Company’s polyester dyed facility in Manchester, England closed in June 2004 and the physical assets were abandoned in June 2005. At that time, the remaining assets and liabilities, which consisted of cash, receivables, office furniture and equipment, and intercompany payables were turned over to local liquidators for settlement. The subsidiary also had reserves recorded for claims by third party creditors for preferential transfers related to its historical intercompany activity. In June 2008, in accordance with Statements of Financial Accounting Standards No. 5, “Accounting for Contingencies”, the Company determined that the likelihood of such claims were remote and therefore recorded $3.2 million of recoveries related to the reversal of the reserves. In accordance with SFAS No. 144, the Company included the results from discontinued operations in its net loss for fiscal years 2006, 2007 and 2008. The Company does not anticipate significant future cash flow activity from its discontinued operations.
Results of all discontinued operations which include the sourcing segment, European Division and the dyed facility in England are as follows:”

	Fiscal Years Ended
	June 29, 2008	June 24, 2007	June 25, 2006
	(Amounts in thousands)

Net sales	$—	$—	$3,967

Income (loss) from discontinued operations before income taxes	$3,205	$385	$(784)
Income tax benefit	(21)	(1,080)	(1,144)

Net income from discontinued operations, net of taxes	$3,226	$1,465	$360

3.
We have reviewed your response to comment nine in our letter dated April 3, 2009. Mr. Smith did not sign the Form 10-K in his individual capacity as required in the second part of the signature section. As such, we reissue that comment and request that you amend your filing to include his signature as well as his designations as your principal financial and accounting officer. See Instruction D to Form 10-K.

The Company confirms that Mr. Smith did sign the Form 10-K in his individual capacity as the Company’s principal financial and accounting officer. In future filings the principal financial and accounting officer’s signature will be reflected under the second set of the signature block to evidence execution in his individual capacities.
The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (336) 316-5545. Thank you for your attention to this matter.

Very truly yours,

/s/ RONALD L. SMITH

Ronald L. Smith Unifi, Inc. Vice President and Chief Financial Officer